UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-30176

NET MEDICAL XPRESS SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

5021 Indian School Road, Suite 100
Albuquerque, New Mexico 87110
(505) 255-1999
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  382 stockholders

Pursuant to the requirements of the Securities Exchange Act of 1934, Net Medical Xpress Solutions, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date: April 3, 2018	By: /s/ Richard F. Govatski
Richard F. Govatski, President